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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                         THE AMERICAS GROWTH FUND, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    03060F107
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                                 (CUSIP Number)

                             Robert W. Forman, Esq.
                              Greenberger & Forman
                          1370 Avenue of the Americas
                            New York, New York 10019
                                  212/757-4001
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                August 27, 1996
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the
                                 statement [X].

                                Page 1 of 7 pages
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|CUSIP NO.   03060F107   |                           | Page 2 of 7 pages  |
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- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:

                Kevin C. King

           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                ###-##-####
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                     PF
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                    U.S.A.
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      63,255
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER                0
 REPORTING     |     |
  PERSON       |  9  |   SOLE DISPOSITIVE POWER             63,255
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|CUSIP NO.   03060F107   |                           | Page 3 of 7 pages  |
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- ------------------------------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            63,255
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           5.0%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                                                            IN
- ------------------------------------------------------------------------------
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|CUSIP NO.   03060F107   |                           | Page 4 of 7 pages  |
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                           STATEMENT FOR SCHEDULE 13D

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, $.01 par value, of The Americas Growth Fund, Inc., a Maryland corporation (the "Issuer"), whose principal executive office is located at 701 Brickell Avenue, Miami, Florida.

Item 2.  Identity and Background.

                  This Statement is filed on behalf of Kevin C. King, whose address is 10200 Old Katy Road, Suite 300, Houston, Texas 77043.
Mr. King's principal business is as a private investor. Mr. King has not been convicted of any crimes or involved in any securities related proceedings, judgments, decrees or orders in the last five years. Mr. King is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Mr. King is the beneficial owner of 63,255 shares of the common stock, for which he paid an aggregate $159,686, the source of which was personal funds.

Item 4.  Purpose of Transaction.

                  Mr. King believes that the Shares of the Issuer at current market prices present an attractive investment opportunity for capital appreciation. He is, however, opposed to the recently announced merger agreement with Advanced Electronic Support Products, Inc. ("AESP") based upon his belief that the Issuer's Chairman is receiving grossly excessive payments and that certain shareholders of AESP are also receiving excess payments. He has written to the Securities & Exchange Commission to request that it review the proposed transaction, and he intends to communicate with other shareholders of the Issuer regarding the proposed transaction.
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|CUSIP NO.   03060F107   |                           | Page 5 of 7 pages  |
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                  Based upon an evaluation of the Issuer's operations and future plans, as well as his own financial status and general economic and market conditions, Mr. King may (a) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (b) consider asking the Issuer to have one or more of his representatives appointed to the Board of Directors of the Issuer, (c) consider engaging in the solicitation of proxies to elect his nominees to the Board of Directors of the Issuer, (d) solicit proxies in opposition to the proposed AESP transaction, or (e) take a combination of any actions described above or below.

                  Except as stated herein, Mr. King does not presently have any other proposals or plans which would result in any event listed in items (a) through (f) of Item 4 of Schedule 13D however, in the future, he may decide to pursue another course of action. Mr. King may hold or dispose of the Shares or may purchase additional shares of Common Stock at such times as he may determine.

Item 5.  Interest in Securities of the Issuer.

                  Aggregate Number and Percentage of Securities: Mr. King beneficially owns 63,255 shares of common stock, representing 5.0% of the Issuer's outstanding Common Stock.

                  Power to Vote and Dispose: Mr. King has voting and dispositive power over all shares beneficially owned by him.

                  Transactions within Past 60 days: Other than the purchases set forth below, Mr. King has not engaged in any transactions with respect to the Issuer's securities in the past sixty days.
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|CUSIP NO.   03060F107   |                           | Page 6 of 7 pages  |
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                     Date         Price        Shares
                     ----         -----        ------
                    6/5/96        2 9/16        3,000
                    6/7/96        2 5/8        10,000
                    6/10/96       2 9/16        5,000
                    6/14/96       2 9/16        2,000
                    6/17/96       2 9/16        2,000
                    6/24/96       2 5/8         2,500
                    6/27/96       2 5/8        15,000
                    8/2/96        2 1/8        10,000
                    8/14/96       2 5/16        3,000
                    8/15/96       2 5/16        2,000
                    8/23/96       2 3/8         1,000
                    8/26/96       2 5/16        7,400
                    8/27/96       2 5/16        1,000

                  Certain Rights of Other Persons:  Not applicable.

                  Date Ceased to be 5% Owner:  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits.

                  None.
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|CUSIP NO.   03060F107   |                           | Page 7 of 7 pages  |
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 5, 1996

                                              /s/ Kevin C. King
                                              --------------------------------
                                                  Kevin C. King